UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                     SEC File Number: 001-09318
                                                     CUSIP Number: 354613101


                           NOTIFICATION OF LATE FILING

(Check One):
|X| Form 10-K  |_| Form 20-F  |_| Form 11-K  |_| Form 10-Q  |_| Form 10-D
|_| Form N-SAR  |_| Form N-CSR

         For Period Ended: September 30, 2006

         |_| Transition Report on Form 10-K
         |_| Transition Report on Form 20-F
         |_| Transition Report on Form 11-K
         |_| Transition Report on Form 10-Q
         |_| Transition Report on Form N-SAR

         For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________


PART I -- REGISTRANT INFORMATION

Full Name of Registrant:  Franklin Resources, Inc.

Former Name if Applicable:

Address of Principal Executive Office (street and number):  One Franklin Parkway

City, State and Zip Code:  San Mateo, CA  94403

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

         See Annex A attached.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Kenneth A. Lewis                                  (650) 312-2000
---------------------------                  ---------------------------------
         (Name)                                (Area Code)(Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                              |X| Yes  |_| No

(3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              |X| Yes  |_| No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See Annex A attached.


                            Franklin Resources, Inc.
                   -------------------------------------------
                   (Name of Registrant as Specified in Charter


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: December 14, 2006
                              FRANKLIN RESOURCES, INC.

                              By: /s/ Kenneth A. Lewis
                                  ---------------------------------------------
                                  Name: Kenneth A. Lewis
                                  Title: Senior Vice President, Chief Financial
                                         Officer and Treasurer

                             Annex A to Form 12b-25
                             ----------------------


PART III - NARRATIVE

The Registrant is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended September 30, 2006 ("Form 10-K"), on or prior to the due date, December 14, 2006, because the Registrant requires additional time to complete its review of classifications of certain automotive lending activities included in its its banking/finance segment and included in its consolidated statements of cash flows. In that regard, management is in the process of finalizing its evaluation of the effectiveness of its internal control over financial reporting and its disclosure controls and procedures. The Registrant intends to file its Form 10-K no later than the fifteenth calendar day following the date on which the Form 10-K was due.


PART IV - OTHER INFORMATION

(3) As previously disclosed, on a preliminarily and unaudited basis, the Registrant's net income and diluted earnings per share increased by 20% in the fiscal year ended September 30, 2006, as compared to the fiscal year ended September 30, 2005. These increases were primarily due to higher fees for providing investment management and fund administration services and underwriting and distribution fees, each consistent with a 17% increase in our simple monthly average assets under management and higher gross sales on which commissions are earned. These increases were partially offset by higher underwriting and distribution, and compensation and benefits expenses, as well as higher taxes on income, reflecting an income tax charge incurred in fiscal year 2006 related to repatriated earnings of our foreign subsidiaries under the American Jobs Creation Act of 2004.